Exhibit 21.1
SUBSIDIARIES OF ZILLOW GROUP, INC.
The following is a list of subsidiaries of the company as of December 31, 2024, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	Place of Organization

MFTB Holdco, Inc.	Washington Corporation
Zillow, Inc.	Washington Corporation
Zillow Insurance Services, LLC	Delaware Corporation
Zillow Risk Solutions, Inc.	Arizona Corporation